

March 26, 2024

Dr. Babak A. Taheri
Chief Executive Officer
Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, CA 95054

> **Re: Silvaco Group, Inc.**
> **Amendment No. 6 to Draft Registration Statement on Form S-1**
> **Submitted March 18, 2024**
> **CIK No. 0001943289**

Dear Dr. Babak A. Taheri:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 6 to Draft Registration Statement on Form S-1

Use of Proceeds, page 53

1. We note that the company intends to use a portion of the offering proceeds to repay the 2022 Credit Line and the East West Bank Loan. Please expand your disclosure to include the interest rates and maturity of such indebtedness. Refer to Item 504 of Regulation S-K.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Drew Valentine